

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 5, 2016

Choi Tak Yin Addy
Chief Executive Officer
Rito Group Corp.
Unit Room 2301, Wing Hing Industrial Building
83-93 Chai Wan Kok Street
Tsuen Wan, NT, Hong Kong

> **Re:** **Rito Group Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 15, 2015**
> **File No. 333-206319**

Dear Mr. Choi:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2015 letter.

Report of Independent Registered Public Accounting Firm, page F-2

1.   It appears that Mr. Loke Che Chan Gilbert and Mr. Lee Chong Kuang, who together control 30% of your voting shares through Greenpro Ventures Cap Limited, are also founding members/partners of Weld Asia Associates, your current accounting firm. Please explain to us why you believe your auditor is independent under Rule 2-01(c)(2)(i) of Regulation S-X.

Note 1. Description of Business and Organization, page F-7

2.   We have reviewed your responses to comments 3 and 4. Exhibit 10.1 identifies Mr. Or Ka Ming as the 100 percent shareholder of Sino Union International Limited (Sino) prior

to the May 15, 2015 transaction with Rito Group Corp. Additionally, Exhibit 10.2 discloses that Sino acquired all the outstanding shares of Rito International Enterprises Company Limited (Rito International) by issuing three common shares valued at $3 to Ms. Cheung Yuet Wah and page F-7 identifies the issued capital of Sino as 84,500 shares which we assume is majority owned by Mr. Or Ka Ming. If our understanding is incorrect, please clarify it, otherwise provide us further explanation of the guidance in ASC 805-10-55-12a-e of why you feel the former owner of Rito International, Ms. Cheung Yuet Wah, obtained control of Sino. If you conclude that Sino was the accounting acquirer, after re-reviewing the accounting guidance, then please revise your financial statements to present the periods based on Sino's date of inception of January 3, 2014. Refer to Rule 8-02 of Regulation S-X. Also, please consider if the separate financial statements of Rito International are required per the guidance in Rule 8-04 of Regulation S-X.

Interim Financial Statements

Condensed Consolidated Statements of Operations, page F-14

3.   Please tell us why you have not presented net loss per share for the period ended September 30, 2014.

Note 9. Convertible Note Payable, page F-19

4.   Please tell us your consideration of the guidance in ASC 470-20 related to your convertible debt. Please ensure your response address the sections of the guidance related to beneficial conversion features. Refer to ASC 740-20-25-4-5.

        You may contact Anthony Watson, Staff Accountant, at (202) 551-3318, or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Adam Tracy, Esq.
        Securities Compliance Group, Ltd.